March 12, 2019


Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

       Re:    Entranet, Inc.
              Amendment No. 5 to Registration Statement on Form S-1 Filed February 15, 2019
              File No. 333-215446

Dear Mr. Papageorgiou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

2. It appears that you have changed your independent registered public accounting firm.
       Please have your new independent registered public accounting firm include a current consent. Note that we will be unable to complete a review of future amendments that do not include an updated consent from your current independent registered public accounting firm.

Selling Stockholders, page 21

3. Disclosure on page 21 states that you are "not registering . . . 80,000 shares held by
       Ioannis Demelis and Christina Lykopoulou." Additionally, the "Totals" row of your selling stockholders table indicates that this registration statement covers the resale of
 Eleftherios Papageorgiou
Entranet, Inc.
March 12, 2019
Page 2

       1,391,472 shares of common stock and appears to exclude the 80,000 shares held by Mr.
       Demelis and Ms. Lykopoulou. However, disclosure on your prospectus cover page and elsewhere indicates that the registration statement covers the resale of 1,471,472 shares of common stock and, thus, appears to include Mr. Demelis and Ms. Lykopoulou's 80,000 shares. Please revise your disclosure to reconcile all discrepancies. Additionally, ensure that your legality opinion speaks to the same number of shares that are covered by this registration statement.

Interest of Named Experts, page 36

4. Please update this disclosure to include your new independent registered public accounting firm.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 64

5. Your disclosure indicates that you had $11,787 of revenue for the year ended December
       31, 2016. However, your statement of operations on page F-15 indicates that you had no revenue for this period. Please revise or advise.

Financial Statements

Interim Financial Statements

Notes to the Financial Statements

Note 7   Accrued Expenses, page F-9

6. Your disclosure indicates that you agreed to pay Mr. Eleftherios Papageorgiou a one-time issuance of 62,500 shares and that you recognized $75,000 of stock based compensation to employees during the period May 15, 2014 (inception) to December 31, 2017.
       However, your disclosure on page F-22 indicates that you agreed to pay Mr. Eleftherios
       Papageorgiou a one-time issuance of 162,500 shares and that you recognized $135,000 of stock based compensation during the period from May 15, 2014 (inception) to December
       31, 2017. Please revise or advise.

Audited Financial Statements, pages F-14 through F-17

7. Your financial statements indicate that your balance sheets as of December 31, 2017 and
       2016 and your statements of operations, stockholders' deficit, and cash flows for the years then ended are unaudited. Please revise all headings to remove this reference.
 Eleftherios Papageorgiou
Entranet, Inc.
March 12, 2019
Page 3

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3574 or Mitchell Austin, Attorney-Advisor, at
(202) 551-3457
with any other questions.

                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Information
Technologies
                                                         and Services

cc:    William Eilers, Esq.